Exhibit 99.1

NexGen Announces US$30 Million Financing with Queen's Road Capital

VANCOUVER, May 11, 2020 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE MKT:NXE) is pleased to announce that it has entered into a binding agreement with Queen's Road Capital Investment Ltd. ("QRC") (TSXV: QRC) for a financing package totalling US$30 million, comprising:

(a)  US$15 million of common shares of NexGen (the "Placement Shares"); and

(b)  US$15 million aggregate principal amount of unsecured convertible debentures (the "Debentures").

The US$15 million private placement of Placement Shares will result in the issuance of approximately 11.6 million Placement Shares at a price of C$1.80 per Placement Share, (equal to a 5% premium to the 20-day VWAP of the Company's common shares (the "Common Shares")). The Debentures will be convertible at the holder's option into approximately 8.9 million Common Shares (at current exchange rates, with actual number of Common Shares to be issued dependent on exchange rate at time of conversion).

Leigh Curyer, Chief Executive Officer of NexGen, commented, "We welcome QRC as a new shareholder of NexGen. QRC is becoming a leading financier to the global resources sector in portfolio companies incorporating elite standards of ESG. QRC complements NexGen's existing well respected shareholder base of long term committed supporters of the Company. NexGen's commitment to deliver highly positive impacts to as many people as possible covering economic, health, community and government through the optimal development of the Arrow Project, particularly in these times, is reflective of its leading organizational culture. "

Warren Gilman, Chairman and Chief Executive Officer of Queen's Road Capital, commented,  "I am excited to announce QRC's investment into NexGen. QRC seeks to invest in world-class mineral resource assets in safe jurisdictions and the Arrow Project, as the world's largest to-be-developed high-grade uranium deposit located in Saskatchewan, Canada, meets that criteria. I have been a director of NexGen since 2017 and today's financing will ensure the Company continues to successfully advance the exciting Arrow Project towards production."

The Terms of the Debentures

The Debentures will carry a 7.5% coupon (the "Interest") over a 5-year term.  The Debentures will be convertible at the holder's option into Common Shares at a conversion price (the "Conversion Price") of C$2.34, equal to a 30% premium to the issue price of the Common Shares.

Two-thirds of the Interest (equal to 5% per annum) is payable in cash. One-third of the Interest (equal to 2.5% per annum) is payable in Common Shares issuable at a price equal to the 20-day VWAP on either the TSX or NYSE MKT (whichever has the greatest trading volume of Common Shares) ending on the day prior to the date such interest payment is due.

The Company will be entitled, on or after the third anniversary of the date of the issuance of the Debentures, at any time that the 20-day VWAP on the TSX exceeds 130% of the Conversion Price, to redeem the Debentures at par plus accrued and unpaid Interest.

Strategic Alignment Provisions

In consideration for the investment in NexGen, the Company and QRC will enter into an investor rights agreement (the "Investor Rights Agreement") providing for similar rights and obligations as were agreed to by investors in connection with the Company's most recent private placement financing. Specifically, the Investor Rights Agreement will provide for voting alignment, standstill and transfer restriction covenants that would apply for such time as QRC holds at least 5% of the Common Shares (on a partially diluted basis) or until there is a change of control of the Company.

Use of Proceeds

Proceeds from the financing will be used to fund the continuing development of the Company's Rook 1 Project and for general corporate purposes.

Conditions

The financing is subject to  the satisfaction of customary closing conditions, including but not limited to stock exchange approvals, the completion of definitive documentation, there being no material adverse change in the business of the Company, or a major event of national or international consequence that disrupts the financial markets or the business, operations or affairs of the Company.

Advisors

BMO Capital Markets and Fort Capital Partners are acting as financial advisors and lead placement agents to NexGen.

About Queen's Road Capital Investment Ltd.

Queen's Road Capital Investment Ltd. is becoming a leading financier to the global resource sector. The company is a resource-focused investment company, making investments in privately held and publicly traded resource companies. The company acquires and holds securities for both long-term capital appreciation and short-term gains, with a focus on convertible debt securities and resource projects in advanced development or production located in safe jurisdictions.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada; including a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

This news release shall not constitute an offer to sell or a solicitation of any offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities referenced herein have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and such securities may not be offered or sold within the United States absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements thereunder.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward looking information in this press release includes, but is not limited to, statements regarding use of proceeds and expected closing timing.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed financing transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, impact of the COVID-19 pandemic, including related to the length, severity and spread of the pandemic and measures taken by governmental authorities and public health officials in respect of the pandemic, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 11, 2020 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/May2020/11/c1893.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Senior Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca; Queen's Road Capital Investment Ltd., 011 852 2759-2022, info@queensrdcapital.com, http://www.queensrdcapital.com

CO: NexGen Energy Ltd.

CNW 06:30e 11-MAY-20